                                         File Number: 333-122781
                                         Amendment Filing Date: October 20, 2005
                                         Amendment Number:  4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM S-2/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                              MORGAN BEAUMONT, INC.
             (Exact Name of Registrant as Specified in Its Charter)


              NEVADA                                     65-1071956
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                              6015 31ST STREET EAST
                               BRADENTON, FL 34203
                                 (941) 753-2875
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                             ----------------------

                            Laughlin Associates, Inc.
                              2533 N. Carson Street
                            Carson City, Nevada 89706
                                 (775) 883-8484
            (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, of Agent For Service)

                             ----------------------

                                   Copies to:
                              Patrick R. Boyd, P.C.
                                Boyd & Chang, LLP
                            19900 MacArthur Boulevard
                                    Suite 660
                            Irvine, California 92612
                              (949) 851-9800 (Tel)
                              (949) 851-0159 (Fax)

                             ----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                     ----------------------

                                 CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED
                                                          PROPOSED         MAXIMUM
                                                          MAXIMUM          AGGREGATE        AMOUNT OF
            TITLE OF SHARES              AMOUNT TO     OFFERING PRICE      OFFERING       REGISTRATION
            TO BE REGISTERED         BE REGISTERED(1)   PER SHARE(2)      PRICE(2)(3)        FEE(3)
------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value
  per share                             7,125,000          $1.14           $8,122,500        $902
------------------------------------------------------------------------------------------------------------


(1) Pursuant to Rule 416 under the Securities Act of 1933, we are also registering such indeterminate number of shares of common stock as may be issued pursuant to the anti-dilution provisions of our Series B Convertible Preferred Stock.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the OTC Bulletin Board on February 10, 2005.

(3) Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

--------------------------------------------------------------------------------

            FOREPART OF THE REGISTRATION STATEMENT AND OUTSIDE FRONT
                            COVER PAGE OF PROSPECTUS.

This prospectus is not an offer to sell these securities and neither we nor the selling stockholders named in this prospectus are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                   PROSPECTUS
                                October 20, 2005

                             [SUBJECT TO COMPLETION]

                              MORGAN BEAUMONT, INC.

                                7,125,000 SHARES
                                       OF
                                  COMMON STOCK

This prospectus relates to the resale by the selling stockholders listed in this prospectus of up to 7,125,000 shares of our common stock we previously issued in a private placement. The selling shareholders paid $0.20 per share for the shares they now intend to sell pursuant to this prospectus. The price for the shares was set at a time when our shares were trading at one of the lowest price points since we became a public company. The low sale price per share resulted in a large number of shares being sold. The registration of an additional 7,125,000 shares will result in an additional approximately 25% of shares in the public market. This influx of shares may have a material adverse effect on our share price.


Our common stock is quoted on the OTC Bulletin Board, under the symbol "MBEU". On October 18, 2005, the last reported sale price for our common stock was $0.46 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See Plan of Distribution on page 32. We will bear all of the fees and expenses in registering the shares offered by this prospectus.

--------------------------------------------------------------------------------
Investing in our common stock involves a high degree of risk. You should carefully consider the Risk Factors beginning on page 17 of this prospectus.
--------------------------------------------------------------------------------

                                                  Per Share             Total
                                                  ---------             -----

Public offering price (Estimate)                   $1.00              $7,125,000
Proceeds to the Company                            $0.00              $0.00
Proceeds to the selling shareholders               $1.00              $7,125,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE PRICE PER SHARE SET FORTH ABOVE IS ONLY AN ESTIMATED PRICE BASED UPON THE PRICE OF OUR SHARES AT THE TIME OF FILING OF THIS PROSPECTUS. ACTUAL OFFERING PRICES ARE DISCUSSED IN OUR PLAN OF DISTRIBUTION.



                 The date of this prospectus is October 20, 2005
                 -----------------------------------------------

            INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS.


This prospectus is accompanied by our annual report on Form 10-KSB for the fiscal period ended September 30, 2004, as amended on Form 10KSB/A2 filed September 9, 2005 and on Form 10-KSB/A3 filed on October 18, 2005 and our quarterly reports on Form 10-QSB for the fiscal quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as well as reports filed on Form 8-K since the date of our annual report.


We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. In this prospectus, the terms "we", "us", "our", "MBI", "Morgan", "Morgan Beaumont", and the "Company" mean Morgan Beaumont, Inc. unless otherwise indicated. All dollar amounts in this annual report are in U.S. dollars unless otherwise stated.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY                                                            5
THE OFFERING                                                                 12
SUMMARY OF FINANCIAL DATA                                                    13
RISK FACTORS                                                                 16
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                            23
USE OF PROCEEDS                                                              23
DETERMINATION OF OFFERING PRICE                                              23
DILUTION                                                                     24
SELLING STOCKHOLDERS                                                         25
PLAN OF DISTRIBUTION                                                         25
DESCRIPTION OF SECURITIES                                                    26
REGISTRATION RIGHTS                                                          28
LEGAL MATTERS                                                                28
EXPERTS                                                                      28
WHERE YOU CAN FIND MORE INFORMATION                                          29
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                              29
DOCUMENTS DELIVERED WITH THIS PROSPECTUS                                     29
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
         FOR SECURITIES ACT LIABILITIES                                      29

    SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES.

                               PROSPECTUS SUMMARY
                               ------------------

THIS SUMMARY HIGHLIGHTS IMPORTANT FEATURES OF THIS OFFERING AND INFORMATION INCLUDED OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 17 AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. WE ARE AND HAVE BEEN FOR AN EXTENDED PERIOD, A DEVELOPMENT STAGE COMPANY. WE LACK SIGNIFICANT OPERATIONS OR PROFITABLE ACTIVITIES. WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR SIGNIFICANT LOSSES FOR THE FORESEEABLE FUTURE. WE HAVE ACCUMULATED DEFICIT OF $5,655,603 FROM INCEPTION THROUGH THE QUARTER ENDED JUNE 30, 2005 AND WE EXPECT THAT DEFICIT TO CONTINUE TO GROW FOR THE FORESEEABLE FUTURE. OUR ACCOUNTANTS HAVE EXPRESSED THE OPINION THAT WE WILL NOT BE ABLE TO CONTINUE AS A GOING CONCERN WITHOUT CONTINUED THIRD PARTY FINANCING. THIS MEANS THAT IN THE OPINION OF OUR ACCOUNTANTS, WE WILL GO OUT OF BUSINESS AND OUR STOCK WILL BE WORTHLESS, UNLESS WE CONTINUE TO RECEIVE OUTSIDE FUNDING. THAT FUNDING IS NOT GUARANTEED AND MAY BE IMPOSSIBLE FOR US TO OBTAIN.

MORGAN BEAUMONT, INC.

We sell debit cards, prepaid phone cards and long distance services. We initially sold our products only to distributors which placed cards with retailers. We have recently begun selling directly to retailers as well. We also provide software and services for the processing of debit card transactions. We are gradually expanding our marketing and sales of cards directly to retailers. We market our debit cards predominantly under the Morgan Beaumont name and a limited number under the Pronto Banco name, and we privately label debit cards for others. We developed the software necessary for money to be loaded onto debit cards at numerous banks, stores and other locations, which utilize otherwise incompatible operating systems. We refer to these retail locations where money can be loaded onto our cards or where our cards are sold as "points of presence" or "POPs." Some but not all of the POPs sell our cards, but all can load money onto our cards our software allows banks, financial services companies, retailers and other POPs to communicate debit card transactions. We give the software away for free, but charge the card user a use fee each time a transaction is processed. We have only recently introduced prepaid phone cards and the sale of long distance telephone services. Our revenues are presently almost entirely from the wholesale sales of our debit cards to distributors and the wholesale of long distance telephone services. We are establishing a network of direct and indirect relationships with our POPs. We continue to grow our number of POPs; however, we believe that if our systems are widely adopted by others within our industry usage, revenues from the use of our integrated software applications could eventually surpass revenues from debit and prepaid card sales.

Our debit cards are presently sold to distributors that primarily target the sub-prime credit market, which consists primarily of those consumers who cannot qualify for a credit card or bank account or who are otherwise unattractive to banks, such as people who are immigrants, recently divorced, young or have no credit history or very low income. We have also begun marketing payroll cards directly to certain large employers. We have an interactive voice response activation system for automated activation of cards and customer relationship management technology. We also developed our networking software that supports a network to allow cash to be loaded on to cards, which we have branded the "SIRE" Network. We were incorporated in July 11, 2000 and spent the period from incorporation until January 2005 developing our systems, establishing load location relationships and attempting to execute our business plan. We began selling debit cards in September 2002 then discontinued sales in the fall of 2003 and resumed card sales again in January 2005.

We generate revenue from the sale of our two primary debit cards, our "Morgan Beaumont Debit Money Card" and our "Morgan Beaumont Stored Value MasterCard." Card distributors or in some cases, retailers, acquire the cards from us, and agree to pay us a monthly maintenance fee associated with keeping cards active and a transaction fee each time the card is used. We can also generate fee based revenue through the SIRE Network when consumers load cash into their card account so the card can be used for day to day purchases.

As of October 1, 2005, we had approximately 81,000 POPs under contract in 48 states, of which 11,000 were operational and the balance were expected to be operational within the next 90 days. We have sold 104,635 debit cards since January 1, 2005, of which approximately 400 have been activated and the vast majority of which have yet to be activated and are being held by our distributors until they roll out their individual marketing campaigns.

Our prepaid phone cards are presently sold to retailers and to prepaid phone card distributors on a wholesale basis. These resellers are attracted to our phone cards due to their branded packaging, profitability and ease of use. Through direct telemarketing efforts to retailers, we recently began to sell our own prepaid cards directly to retailers in transactions for which we anticipate much better margins. By concentrating on these two segments of the marketplace, we maximize our profitability, generate repeated sales and continually increase our revenues. Additionally, we sell a small portion of our cards directly to consumers via the firm's Internet presence and website. We are the exclusive provider to Latin.com Enterprises Inc., a company dedicated to the sale of phone cards and Internet services at airports.

Our recent acquisition and implementation of a number of telephone switches, routes and other rights from MTel Communications has given us the ability to offer prepaid phone cards and sell telephone traffic or usage time on a wholesale basis to others who sell their own prepaid phone cards or long distance telephone services. We purchased and deployed the assets in the quarter ended June 30, 2005. We agreed to pay $200,000 and issue 863,636 shares of our restricted common stock for the communication assets. We are preparing to offer debit cards that can also be used as phone cards that utilize our telephone switches and long distance routes. We generated $235,695 in revenue from our telephone services in the quarter ended June 30, 2005 against $229,299 in costs. Our revenues from prepaid phone cards was $77,582 and our revenue from wholesale usage was $158,112. We believe we need to continue to generate prepaid phone card sales as well as wholesale route and switch long distance services. The sale of prepaid phone cards to retailers is more profitable, but wholesale of long distance services increases volume of our sales. The more volume of minutes we carry over our switch and routes, the better rates we receive from carriers. We intend to continue to grow our telephone services and presently anticipate that our telephone services revenue will roughly equal our debit card revenues for the next fiscal quarter.

HISTORICAL OVERVIEW

Since our incorporation in 2000 until late in 2004, we had primarily been in the formational process. We have been developing systems learning the complexities of the debit card market, and developing our relationships with banks, distributors, processors and points of presence. Since inception we have suffered from lack of operating capital which has slowed our development. Our first significant operating capital came as part of the merger with Pan American Energy Corporation. The status as a publicly trading company allowed us to more easily locate additional funding for our operations. We have had limited card services and sales of approximately $355,900 in 2003, but never had a substantial number of POPs and card sales until various contracts became effective starting in January 2005. We now believe we have all of the necessary pieces in place to grow our business. Our infrastructure is in place and we believe we have refined our technology. Our next obstacle is to grow sales now that we have an operating product to sell. To that end, we increased our sales force. We have not yet however experienced a corresponding increase in sales.


We established MBI Services Group, LLC on January 27, 2005. We are headquartered to Morgan's corporate office located at 6015 31st Street, Bradenton, FL 34203. On May 6, 2005, Morgan Beaumont, Inc. completed the purchase of property and equipment from MTEL Communications, Inc., transferred the telecommunications equipment to MBI Services Group, and began operations in Miami Florida as a telecommunications company. MBI Services is positioned to sell services to multi-national carriers through Independent Sales Office ("ISO") providers in specific targeted markets. By leveraging their relationships and increasing its network of providers, MBI Services Group plans to introduce new profitable, communications products on a regular basis.


MATERIAL RELATIONSHIPS

Our material contracts and relationships fall into the five main categories of:

         o BANKS, who issue cards or card programs that we sell to distributors or others.
         o PROCESSORS, who collect the money and handle the financial transactions among the banks and the cardholders and the card distributors.
         o DISTRIBUTORS, who structure the type of card programs they want and sell the cards to end users or other sub distributors.

         o POINTS OF PRESENCE (POPS), which are card sales and load locations.

         o CARD ASSOCIATION COMPANIES, such as MasterCard and Visa, which sponsor certain types of card issuances.

We attempt to identify a demand for a particular type of card program based upon our understanding of the marketplace or direct requests from customers. When we develop or structure a card or card program, we attempt to match that program with a bank which is best suited for the particular card terms and users. Once a bank approves a program, it will refer us to the processors with which it does business. There are no regional or national restrictions on the issuing banks or processors. Some banks however cannot support large numbers of retail transactions but would prefer payroll or other programs. Likewise, certain processors desire to handle large numbers of retail transactions while others might be better suited for payroll. Some banks are not big enough to handle large card programs, while larger banks may not offer as favorable of pricing as the smaller banks.

We currently have three to five key relationships in each of the five main categories, which we list in order of the general importance to us, as set forth below.

--------------------- ------------------ --------------------- --------------- ---------------
Banks                 Processors         Distributors          POPs            Credit Cards
--------------------- ------------------ --------------------- --------------- ---------------
1.  First Gulf Bank   1.  WildCard       1.  Prime Source      1.  Western     1.  MasterCard
2.  Bank First        2.  Symmetrex      2.  CGS                   Union       2.  Visa
3.  MetaBank          3.  First Data         Financial         2.  Transaction 3.  Discover
4.  First Federal     4.  National       3.  Bostrom               Management      Card
    Bank                  Card Services      International     3.  CGS
                                             Group             4.  IPP
                                         4.  Network           5.  Bank of
                                             Management, Inc.      America
                                         5.  Acosta            6.  Money Gram
                                         6.  Virtual           7.  IPrepay
                                             Lending
                                             Services
                                         7.  IPrepay
--------------------- ------------------ --------------------- --------------- ---------------


Our annual report on Form 10-KSB provides a detailed analysis of the type of transactions and business the companies listed above primarily handle. We continue to add banks, processors and distributors and we are negotiating with Discover card to offer programs through them and negotiations with Visa to increase our level of approval from an independent service organization to a third party processor. Certain relationships may fall into more than one category, such as IPrepay which has its own terminal in certain retailers. The level of importance of a particular relationship changes periodically as some contracts and relationships become more or less important in that period.

RECENT HISTORY OF LOSSES, ACCUMULATED DEFICIT AND ANTICIPATION OF FUTURE LOSSES

We have incurred significant losses since our inception, and we expect to have ongoing requirements for additional capital investment to implement our business plan. In addition, our ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which it operates. We suffered recurring losses from operations including a net loss of $1,031,335 for the nine months ended September 30, 2004 and $3,072,514 for the nine months ended June 30, 2005. Operating expenses for the nine months ended June 30, 2004, including non cash items of $510,236, were $1,118,671. Operating expenses for the nine months ended June 30, 2005 including non cash items of $558,228 were $3,745,163. As of June 30, 2005, we had an accumulated deficit of

$5,655,603 which includes non cash items from inception of $1,835,543. We have not achieved profitability in any quarterly or annual period since inception and we expect to continue to incur net losses for the foreseeable future. Although revenues have grown in certain recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will obtain sufficient revenues to achieve profitability. Even if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. We expect that costs and expenses will continue to increase in future periods, which could negatively affect future operating results.

EMPLOYEES, OFFICERS AND DIRECTORS

Since the date of our last fiscal year end, we have grown from 14 full time employees to 44 full time employees and 5 consultants as of August 31, 2005. We have 4 executives, 14 sales people, 4 marketing people, 6 technology people, 7 customer service people, 4 operations people and 4 finance people. Our telecom division is presently run entirely by 5 outside consultants. Effective August 31, 2005 Ken Craig resigned as an officer of the Company. Mr. Craig remained a Director until October 1, 2005. We entered a separation agreement with Mr. Craig pursuant to which he will receive a severance package of 6 months salary. Mr. Craig agreed to sell no more than 3% of his stock per month for 6 months and no more than 10% per month for the next 6 months. Our Chief Financial Officer, Ted Misiewicz, has assumed the role of corporate secretary. Our telecom division will fall under the responsibility of our vice president of operations until that division's revenues are large enough to support hiring a full time manager. We also recently hired Clare Morgan as vice president of marketing. Joseph Hudgins joined our board on October 1, 2005, replacing Ken Craig. Mr. Hudgins is Executive Vice President of First National Bank of Pennsylvania in Sarasota, Florida. Mr. Hudgins has held senior executive positions First National Bank of Florida from January 2001 through December 2004. Mr. Hudgins was President with First National Bank of Florida F.K.A. West Coast Branch from 1992 through 2003. Mr. Hudgins received a Bachelors Degree in Mathematics from Carson-Newman College in 1977 and received a Masters of Business Administration in Banking Management from the University of Virginia in 1982.

COMPETITION

The markets for the financial and telephone products and services offered by us are intensely competitive. We compete with a variety of companies in various segments of the financial service industry and its competitors vary in size, scope and breadth of products and services they offer. Certain segments of the financial services industry tend to be highly fragmented, with numerous companies competing for market share. Highly fragmented segments currently include financial account processing, customer relationship management solutions, electronic funds transfer and card solutions. We face a number of competitors in the debit card and payment market. We also face substantial competition for the wholesale distribution of prepaid phone cards and the wholesale and retail sale of long distance services. Some of our debit/ prepaid phone card customers are also in the business of selling prepaid phone cards and wholesale long distance services.

We were incorporated in Nevada in May 26, 2000. Our headquarters is currently located at 6015 31st Street East, Bradenton, Florida 34203 and our telephone number is (941) 753-2875. Our Website address is www.morganbeaumont.com. The information on our Website is not part of this prospectus.

We established MBI Services Group, LLC ("MBI Services Group") on January 27, 2005. On May 6, 2005, we completed the purchase of property and equipment from MTEL Communications, Inc., transferred the telecommunications equipment to MBI Services Group, and began operations in Miami, Florida as a telecommunications company.

PREPAID PHONE CARDS
-------------------

Our prepaid phone card functions similar to most our competitors in that it incorporates a toll-free access number and a PIN (Personal Identification Number) printed on an array of branded phone cards. Purchasers of these prepaid phone cards are able to place international calls from 35 countries and domestic long distance calls from a touch-tone phone in the Continental United States.

When we first began selling phone cards we sold only to distributors. We have begun selling phone cards directly to retailers by cold calling efforts of our sales staff. Additionally, we sell a small portion of our phone cards directly to consumers via the firm's Internet presence and website.

We also sell wholesale usage of long distance telephone services. Our telephone switches and route arrangements allow us to buy a predetermined amount of telephone communications capacity to various locations. We resell this access to various users of long distance services, including other prepaid phone card companies. We also trade the use of our minutes on certain routes for minutes on routes secured by others. Our prepaid phone cards utilize our routes, allowing us access to long distance portals without paying fees to middlemen.

The prepaid card business is a relatively young industry with increasing growth expected to continue well into the future. Total industry revenues worldwide are predicted to reach $11 billion annually. Sales in the U.S. prepaid phone card industry are expected to reach $6 billion this year, up from just $80 million in 2003 (International Telecard Association). There are several large providers of prepaid phone cards including AT&T, MCI, Qwest, and Sprint, as well as regional firms like Verizon, SBC and Bell South. However, the bulk of the prepaid market belongs to smaller, independent sales firms that concentrate in this marketplace and cater to the specific needs and desires of prepaid consumers. We believe that it is these smaller, highly focused companies that are able to meet the needs of the specific groups who most often utilize prepaid calling services and that large providers are partnering with to distribute their products more effectively into these well-defined markets.

Prepaid phone card users, as a group, are comprised of a vast array of different types of consumers. This $80 billion per annum industry contains certain subsets of the general population, including trans-nationals new to the US, seasonal and migratory workers and lower income populations create the bulk of what can be termed the "credit challenged" segment of the prepaid market. These consumers all have the need and desire to use telecommunications services, but for various reasons are unable to use traditional credit based services. Another segment is the youth market. Highly mobile, they are very strong consumers of Communications services. A third segment includes business and recreational travelers able to use prepaid calling services to save money when calling while away from home. Other segments include individuals and organizations seeking to develop a collectible card and groups involved in fund raising activities.

There are numerous reasons for consumers to use prepaid services. Often, these reasons may center on the inability to establish sufficient credit relationships with product and service providers. This group can further be divided into markets based upon:

         o    limited income,
         o    lack of credit history due to youth, and
         o    limited residence time in the US.

Typically members within this group have few financial tools available to them, with many not having any relationship with a bank or financial institution. Collectively, these markets are often labeled the "sub prime" market.

An average long distance domestic call using our MBI Services Group prepaid phone card may cost anywhere from 5 to 10 cents per minute. The same call made using a MCI or AT&T calling card can cost as much as 8 to 10 cents more to over one dollar per minute.

We offer branded cards specifically targeted to Mexican, South American, Asian and Caribbean consumers. These demographic groups typically exhibit a high degree of loyalty to companies that provide products and services specifically designed for them.

Virtually all prepaid calling cards are currently sold "hard" or active. This means the card can be used and has value the moment it is shipped to the retailer or distributor. As a valuable inventory item retailers must be concerned with theft. Typically, retailers sell the cards from locked cases or behind counters. This limits the visibility of the cards and the value of any informative packaging, often hindering sales. We have developed a system for the distribution of prepaid card that requires activation that eliminates the problems associated with hard cards, by requiring activation of our cards after they are sold.

When our cards are sold through distributors, we sell them at an approximately 50% discount to face value and a 25% discount to face value when being sold to a retailer. Retailers typically pay the full amount on a net 10 basis, whereas distributors typically pay a small amount down and the balance within 5 days of first use of the card. We generate weekly use reports that allow us to detect when a card is first used and which distributor is to be billed.

This prospectus contains trademarks and trade names of other companies.

                                  THE OFFERING
                                  ------------

Common stock offered by the selling shareholders.......... 7,125,000
Common stock to be outstanding after the offering......... 60,376,153
Use of proceeds........................................... The Proceeds will not go to us.
Market Symbol............................................. MBEU.OB
Risk Factors.............................................. See page 17 for a discussion of risks
                                                           and uncertainties
                                                           facing our business
                                                           and the shares.

This offering relates to the offer and sale of 7,125,000 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

The shares offered by the selling stockholders are already issued and outstanding and the resale of these shares by the selling shareholders will not affect the total number of outstanding shares. As of the date of this prospectus, we have 60,382,517 shares outstanding.

                             SUMMARY FINANCIAL DATA
                             ----------------------

The following table summarizes the financial data for our business. You should read this information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated in this prospectus by reference to certain documents it has previously filed with the Securities and Exchange Commission.


                                    For the
                                     year                                                       For the
                                     ended      For the          For the        For the        nine months      For the
                                    December   year ended      year ended      year ended        ended         nine months
                                    31, 2000    December        December        December        September      ended June
                                      (1)       31, 2001        31, 2002        31, 2003        30, 2004        30, 2005
-------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue (net of returns and
allowances)                         $    --   $     49,463    $    128,608    $    355,872    $     58,602    $    672,649

Cost of goods sold                       --         43,088          53,322         186,245          35,833         478,806
                                    -------   ------------    ------------    ------------    ------------    ------------
Gross Profit                             --          6,375          75,286         169,627          22,769         193,843
                                    -------   ------------    ------------    ------------    ------------    ------------

Other operating expenses:
   Research and Development              --         25,801          20,800         216,200          73,600         149,726
   Selling, general and
   administrative                        --        197,556         506,132         902,553         955,525       3,116,631
                                    -------   ------------    ------------    ------------    ------------    ------------
Total other operating expenses           --        223,357         526,932       1,118,753       1,029,125       3,266,357
                                    -------   ------------    ------------    ------------    ------------    ------------
Loss from operations                     --       (216,982)       (449,946)       (949,126)     (1,006,356)     (3,072,514)

Gain/(loss) from litigation                                             --              --         (56,000)         60,000
Interest income                          --             --              --              --          36,211          11,861
Interest expense                         --             --          (1,700)         (5,848)         (5,190)            (13)
                                    -------   ------------    ------------    ------------    ------------    ------------
Net Loss                            $    --   $   (216,982)   $   (451,646)   $   (954,974)   $ (1,031,335)   $ (3,000,666)
                                    =======   ============    ============    ============    ============    ============

Net loss per common share - basic
and diluted                         $    --   $       (.09)   $       (.07)   $       (.13)   $       (.08)   $       (.07)
Weighted average common shares
outstanding basic and diluted            --      2,404,061       6,316,139       7,216,359      12.697,400      45,401,391

   (1) We first began operations in 2001.


                                      December    December       December       December      September         June
                                      31, 2000    31, 2001       31, 2002       31, 2003       30, 2004       30, 2005
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash, cash equivalents and
   marketable securities              $     --   $     1,168    $    22,086    $    22,111    $   121,832    $ 3,062,742

Working capital                             --       (89,282)      (119,527)      (257,299)       333,254      3,010,973

Long term debt                              --            --             --             --             --         18,186

Total assets                                --         1,168        179,044        199,747        920,034      5,724,871

Total liabilities                           --        90,450        217,001        312,710        444,846      1,371,802

Preferred stock                             --            --             --             --             --             --

Warrants to acquire preferred stock         --            --             --             --             --             --

Accumulated deficit                         --      (216,982)      (668,628)    (1,623,602)    (2,654,937)    (5,655,603)

Stockholders' equity/(deficit)        $     --   $   (89,282)   $   (37,957)   $  (112,963)   $   475,188    $ 4,353,069

Dividends--None

                      OUTSTANDING OPTIONS TO PURCHASE STOCK
                      -------------------------------------

STOCK OPTION PLANS

Our 2004 Stock Option Plan (the "2004 Plan") as amended provided for the issuance of up to 15,000,000 shares of our common stock through the granting of stock options to employees, officers, directors, consultants and advisors. The board of directors had authority to determine awards and establish the exercise price. As of September 30, 2005, there are 12,576,667 options outstanding under the 2004 Plan. Such options vest over various periods up to three years and expire on various dates through 2007. We anticipate issuing more options under the plan in the future.

The following table describes our stock option activity under our 2004 option plan:

                                                              WEIGHTED AVERAGE
                                                             EXERCISE PRICE PER
                                                                   SHARE
                                              NUMBER OF       (PRICED AT DATE
                                               OPTIONS           OF GRANT)
---------------------------------------      -----------        ----------
Outstanding at September 30, 2004                      0        $    0.00
                        Granted               11,540,000        $    0.246
                        Cancelled                      0        $    0.000
                                             -----------        ----------
Outstanding at December 31, 2004              11,540,000        $    0.246
                        Granted                1,170,000        $    1.075
                        Cancelled             (1,053,333)       $    0.346
                                             -----------        ----------
Outstanding at March 31, 2005                 11,656,667        $    0.320
                        Granted                1,060,000        $    0.605
                        Cancelled               (100,000)       $    0.900
                                             -----------        ----------
Outstanding at June 30, 2005                  12,606,667        $    0.339
                        Granted                  795,000        $    0.608
                        Cancelled               (825,000)       $    0.316
                                             -----------        ----------
Outstanding at September 30, 2005             12,576,667        $    0.358
                                             ===========        ==========


The following table summarizes information regarding stock options granted under all of our option plans:

                                              NUMBER OF          WEIGHTED
                                               OPTIONS            AVERAGE
                                               GRANTED        EXERCISE PRICE
                                             -----------        ----------

Options granted at market value in
   fiscal year 2005                           14,715,000        $    0.360

The following table summarizes information regarding options outstanding at September 30, 2005 under our option plan:

                                                    OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                                  ---------------------------------------------------------    --------------------------------
                                                                                                                     WEIGHTED
                                                        WEIGHTED AVERAGE        WEIGHTED                             AVERAGE
                                                           REMAINING            AVERAGE                              EXERCISE
  RANGE OF EXERCISE                    NUMBER           CONTRACTUAL LIFE        EXERCISE           NUMBER           PRICE PER
       PRICES                       OUTSTANDING             IN YEARS             PRICE           EXERCISABLE          SHARE
----------------------            -----------------    -------------------    -------------    ----------------    ------------
     $0.20-$ 0.70                       11,351,667            9.1                 $ 0.29           7,361,668          $  0.25
     $0.71-$ 1.20                        1,100,000            9.4                 $ 1.01             450,000          $  1.05
     $1.21-$ 1.70                          125,000            9.4                 $ 1.32             125,000          $  1.32
                           TOTAL        12,576,666            9.1                 $ 0.36           7,936,668          $  0.32
                                  =================                           =============    ================    ============

Our options vest as follows:

                                                       NUMBER OF
                                                         OPTIONS        WEIGHTED
                                                     EXERCISABLE AT     AVERAGE
                                                     THE RESPECTIVE     EXERCISE
YEARS ENDED                                             YEAR-END        PRICES
-----------                                          --------------   ----------

September 30, 2005                                        7,986,668       $0.306
September 30, 2006                                        2,320,000       $0.450
September 30, 2007                                        2,319,999       $0.450

We account for our employee stock-based awards using the intrinsic value method prescribed by ACCOUNTING PRINCIPLES BOARD OPINION NO. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." Had our compensation expense for stock-based compensation plans been determined based upon fair values at the grant dates for awards under this plan in accordance with SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," our net loss and pro forma net loss per share amounts would have been reflected as follows during the nine months ended June 30, 2005:

Net loss:
    As reported                                                   $  (3,000,666)
                                                                  =============
    Pro forma                                                     $  (4,023,202)
                                                                  =============

Loss per share:
    As reported                                                   $       (0.07)
                                                                  =============
    Pro forma                                                     $       (0.09)
                                                                  =============

The weighted average fair value of options granted during the nine months ended June 30, 2005, estimated on the date of grant using the Black-Scholes option-pricing model, was approximately $0.47 per option share. The fair value of options granted was estimated on the date of the grants using the following approximate assumptions.

                                      EXPECTED      RISK FREE      EXPECTED LIFE
MONTH OF GRANT       DIVIDEND YIELD  VOLATILITY   INTEREST RATE    OF THE OPTION
October, 2004              0.00%        0.934         2.23%          2 Years*
October, 2004              0.00%        .0934         2.23%          1 Year**
December, 2004             0.00%        1.923         4.00%          2 Years
January, 2005              0.00%        1.923         4.00%          2 Years
February, 2005             0.00%        1.923         4.00%          2 Years
March, 2005                0.00%        1.923         4.00%          2 Years
April, 2005                0.00%        1.923         4.00%          2 Years
May, 2005                  0.00%        1.923         4.00%          2 Years
June, 2005                 0.00%        1.923         4.00%          2 Years
July, 2005                 0.00%        1.923         4.00%          2 Years
August, 2005               0.00%        1.923         4.00%          2 Years
September, 2005            0.00%        1.923         4.00%          2 Years
*  1,825,000 Shares
** 5,750,000 Shares.

                                  RISK FACTORS
                                  ------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU COULD LOSE MUCH IF NOT ALL OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

An investment in our stock involves a high degree of risk. Investors considering investing in us should carefully consider the risks described below and other risks inherent in doing business before investing in our common stock. If any of the following risks or other risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of its common stock could decline due to any of these or other risks.

                          RISKS RELATED TO OUR BUSINESS
                          -----------------------------

WE SOLD OUR SHARES TO THE SELLING SHAREHOLDERS AT A MUCH LOWER PRICE.

The selling shareholders paid only $0.20 per share for the shares they now intend to sell pursuant to this prospectus. The price for the shares was set at a time when our shares were trading at one of the lowest price points since we became a public company. The low sale price per share resulted in a large number of shares being sold. The registration of an additional 7,125,000 shares will result in an additional approximately 25% of shares in the public market. This influx of shares may have a material adverse effect on our share price.

MOST STATES REQUIRE US TO UNDERGO A DIFFICULT AND COSTLY PROCESS OF OBTAINING LICENSES TO LOAD OUR STORED VALUE CARDS.

Approximately 40 states have established some form of law or regulation governing entities taking or loading money on cards or processing such transactions. We have engaged counsel to contact the authorities of each state in which we conduct business to determine our compliance needs. In the interim, we intend to continue to rely upon the licenses of our affiliated banks. Some states may require us to obtain our own license to conduct money loading operations. This may mean that in order for us to be able to conduct our card loading operations in certain jurisdictions, we could be required to apply for and obtain licenses in nearly every state in which we load money on to cards. We may have to post bonds to operate in those states and pay filing fee's which range from $1,000 to $100,000 per state. We may also have to qualify to do business in each such state and thereafter file tax returns and be subject to service of process in each state. In the best case scenario it may take at least 9 months to obtain all of the necessary licenses. We do not presently know if we will be able to obtain all of the licenses we need to fulfill existing and proposed contracts. We also do not know if we would be able to obtain the funding necessary to purchase the approximately $6,000,000 in bonds necessary to secure all of the licenses. In most states we will have to obtain the bonds prior to applying for the license.

OUR CAPITAL RESOURCES HAVE NOT BEEN GENERATED FROM OPERATIONS, WE MAY BE DEPENDENT ON OUR ABILTIY TO SELL ADDITIONAL STOCK TO FUND CONTINUED OPERATIONS.

From inception to June 30, 2005, we generated cash from financing activities of $7,828,389. This amount arose primarily from sales of our common stock, and collections under a note receivable from a stockholder that was acquired at the time of the Pan American merger discussed above. We have used a significant portion of this capital to fund cash outflows for operating and investing activities of approximately $3,949,860 and $815,787, respectively as of June 30, 2005. Since we have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operations, there is no assurance that we will not require additional resources in the future or that we will be able to obtain financing in the amount required or terms satisfactory to us.

OUR POINT OF PURCHASE OPERATORS MAY SUBJECT US TO LIABILITY IF THEY FAIL TO FOLLOW APPLICABLE LAWS.

As part of our license requirements, we may be required to have agency agreements with each of our load centers. Among other things the agreements will require them to comply with the Patriot Act and anti-money laundering laws. While we do not intend to be responsible for their actions, we could be subject to state or federal actions against us if our load center agents violate or are accused of violating the law. Such actions could compromise our credibility with our customers, issuing banks and state regulators, generally making it harder for us to do business. It could also cost us a great deal of money to investigate, defend and resolve such matters. We cannot be sure that we could afford such actions and be able to continue in business.

OTHER STATES MAY ADOPT EVEN MORE STRINGENT LICENSING RULES AND REGULATIONS.

We anticipate that many of those states that many of those states will later adopt regulations or laws with which we will be required to comply. There were over one hundred stored value bills introduced in state legislatures in the first half of 2004 alone. We expect regulation of this industry to only increase and become more complicated. Regulatory and tax intensive states such as California will likely adopt a typically complex and heavily regulated scheme. The lack of license requirements in states such as California is more likely a result of their legislature's inability to function effectively rather than the lack of desire to tax and regulate. It may be even more costly or difficult for us to comply with the new state regimes and more stringent rules and regulations adopted by state and federal government agencies. These regulatory structures could prove too expensive or complicated for us to comply with on a cost effective basis or at all.

OUR BUSINESS DRAWS PARTICULAR REGULATORY SCRUTINY BECAUSE IT IS EASILY AND FREQUENTLY ABUSED.

Stored Value Cards such as the ones that we issue and especially those which can be loaded and reloaded at multiple non-banking locations have recently caught the attention of state and federal law enforcement. Agencies from the DEA and FBI to Homeland Security have documented the use of such cards by drug dealers, terrorists and money launderers who desire the anonymous storage and transfer of money. These agencies are promoting further regulation of the industry and scrutiny of its customers. While we already have monitoring and security measures in place to detect abuse of our systems, we expect an increase in the level of scrutiny required of us as state and federal agencies detect new areas and methods of abuse.

OUR BUSINESS IS SUBJECT TO ALL OF THE RISK INHERENT IN A NEW ENTERPRISE.

Our business is subject to all of the risks inherent in a new enterprise, including the absence of a profitable operating history and expenses of new product development for our prepaid and stored value card products. Also, future growth will require significant expenditures for expansion, marketing, research and development as we expand our offering of stored value products and catalog shopping cards. Traditional sources of funding from lending institutions will likely not be available to us. These expenses must either be paid out of future earnings or future offerings of equity or debt instruments. The availability of funds from either of these sources cannot be assured.

WE HAVE A LIMITED OPERATING HISTORY IN A NEW AND RAPIDLY CHANGING INDUSTRY.

We began our current business operations in 2001. Accordingly, we have only a limited operating history on which an evaluation of our prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the sub-prime credit industry. Significant on-going risks include our ability to:

         o    expand our subscriber base and increase subscriber revenues;
         o    compete favorably in a highly competitive market;
         o    access sufficient capital to support our growth;
         o    recruit, train and retain qualified employees;
         o    introduce new products and services; and
         o    upgrade network systems and infrastructures.

We cannot be certain that we will successfully address any of these risks. In addition, our business is subject to competition and general economic conditions, which may not be favorable for our business in the future.

WE WILL BE IN COMPETITION WITH A NUMBER OF OTHER COMPANIES, MOST OF WHICH ARE BETTER FINANCED THAN US.

A dominant player in the prepaid stored value industry is Next Estate Communications, a leading provider of stored value cards. Next Estate has received venture funding from numerous companies and currently claims to sell products in over 35,000 retail stores nationally. We believe that Next Estate may have substantially completed its license and bonding requirements in all the states in which it does business. NetSpend Corporation, also a leader within prepaid stored value platforms, offering a turnkey, retail based stored value solution to the check cashing industry. NetSpend has received venture funding from several technology and banking firms. ITC Financial Services specializes in electronic payment solutions for various business pursuits, primarily focusing on retail based stored value and payroll products. It is believed to be funded with an initial equity infusion of $54 million dollars in September 2003. WildCard Systems, recently acquired by efund, a publicly traded company, is another stored value provider with an established track record as the originator of Visa Buxx; however, they do not actively market their products. Each of these companies has a longer operating history and is better financed than our company. We have no such institutional backing. There is no assurance that as a startup company, we will be able to compete successfully with these other entities or that we will be able to capture a significant segment of the market share from these competitors.

WE HAVE NOT BEEN PROFITABLE AND EXPECT FUTURE LOSSES.


We have suffered recurring losses from operations including a net loss of $1,031,335 for the nine months ended September 30, 2004 and $3,072,514 for the nine months ended June 30, 2006. Operating expenses for the nine months ended September 30, 2004 and the nine months ended June 30, 2005 were $1,118,671 and $3,745,163, respectively. We have not achieved profitability in any quarterly or annual period since inception and we expect to continue to incur net losses for the foreseeable future. Although revenues have grown in certain recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will obtain sufficient revenues to achieve profitability. Even if we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. We expect that costs and expenses will continue to increase in future periods, which could negatively affect future operating results.


WE COULD BE REQUIRED TO CUT BACK OR STOP OUR OPERATIONS IF WE LATER NEED MONEY BUT ARE UNABLE TO OBTAIN NEEDED FUNDING.

We may need to raise additional capital to expand our business or in connection with upgrading our facilities or to provide capital to fulfill contracts. Should we be unsuccessful in our efforts to raise capital, we will be required to curtail our expansion plans or we may be required to cut back or stop operations. There can be no assurance that we will raise additional capital or generate funds from operations sufficient to meet our obligations and planned requirements. As with our November 2004 private sale of securities, we might have to sell shares at a time when our stock price is unusually low. In such an event, our shareholders could experience substantial dilution. Such a sale could also trigger the price based anti-dilution provisions extended to the selling stockholders.

THE LOSS OF KEY PERSONNEL COULD WEAKEN OUR TECHNICAL AND OPERATIONAL EXPERTISE, DELAY ENTRY INTO NEW MARKETS AND LOWER THE QUALITY OF OUR SERVICES.

Our success depends on the continued efforts of our senior management team and our technical, marketing and sales personnel. We also believe that to be successful, we must hire and retain highly qualified personnel. Competition in the recruitment of highly qualified personnel in the credit industry and technical development field is intense. Hiring employees with the skills and attributes required to carry out our strategy can be time consuming. We may not be able to retain or successfully integrate existing personnel or identify and hire additional qualified personnel. If we lose the services of key personnel or are unable to attract additional qualified personnel, our business could be materially and adversely affected. We do not have key-man life insurance policies on any of our personnel.

SECURITY AND PRIVACY BREACHES OF OUR ELECTRONIC TRANSACTIONS MAY DAMAGE CUSTOMER RELATIONS AND INHIBIT OUR GROWTH.

Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations. We electronically transfer large sums of money and store personal information about consumers, including bank account and credit card information, social security numbers and merchant account numbers. If we are unable to protect or consumers perceive we are unable to protect, the security and privacy of our electronic transactions, our growth and the growth of the electronic commerce market in general could be materially adversely affected. A security or privacy breach may:

         o    cause us embarrassing and damaging disclosure obligations;
         o    cause our customers to lose confidence in our services;
         o    deter consumers from using our services;
         o    harm our reputation;
         o    expose us to liability;
         o    increase our expenses from potential remediation costs; and
         o    decrease market acceptance of electronic commerce transactions.

While our management believes that we have utilized proven applications designed for premium data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential subscribers.

THE MARKET FOR ELECTRONIC COMMERCE SERVICES IS EVOLVING AND MAY NOT CONTINUE TO DEVELOP OR GROW RAPIDLY ENOUGH FOR OUR BUSINESS.

If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue as projected to adopt our products and services, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use and quality of products and services offered to consumers and businesses. In order for us to successfully develop, consumers and businesses must continue to adopt our products and services.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGE OR CHANGES IN THE INDUSTRY STANDARDS, OUR PRODUCTS AND SERVICES COULD BECOME OBSOLETE AND WE COULD LOSE OUR EXISTING AND FUTURE CUSTOMERS.

If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, proprietary technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The electronic commerce industry is changing rapidly. To remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies.

CHANGES IN BANKING REGULATIONS COULD HURT OUR BUSINESS.

We have designed our systems and card programs to comply and work in association with applicable banking rules and regulations. A change of those rules and regulations could require us to dramatically alter our software programs, the hardware upon which we operate and our implementation and operation of debit cards and stored value cards. Such changes could be costly or impractical and we may not be able to modify our operations and technology to comply with dramatic changes in banking regulations.

CHANGES IN THE PATRIOT ACT COULD IMPEDE OUR ABILITY TO CIRCULATE CARDS THAT CAN BE EASILY LOADED OR ISSUED.

Our current screening process is designed to comply with the Patriot Act requirements that financial institutions know their cardholders. If the Patriot Act or subsequent legislation increases the level of scrutiny that we or our affiliated banks or the load or point of purchase locations are required to adopt to know their customers, it may be costly or impractical for us to continue to profitably issue and load cards for our customers or even comply with new regulations.

IF MAJOR BANKS BEGIN TO TARGET THE SUB-PRIME MARKET, IT WILL CREATE SUBSTANTIAL COMPETITION FOR US AND OUR PRODUCTS AND SERVICES.

We operate among major financial institutions, providing products and services designed to service the sub-prime credit market. Large and small banks alike have traditionally not sought the typically unprofitable and undesirable sub-prime market. This allows the symbiotic relationship between us and banks, where the banks get access to the cumulative deposits of the cardholders, without the trouble of administering thousands of very small individual accounts of less reliable depositors. If banks decide to directly target the sub-prime market before we are able to establish a strong foothold, we will not be able to compete with established banks which have substantially greater resources.

CREDIT CARD FRAUD OR COMPUTER HACKING COULD SUBSTANTIALLY HARM US AND OUR OPERATORS.

As with any technology company, we are always at risk of computer fraud, hacking or other electronic crime. While we believe that we have adopted substantial systems to recognize and prevent computer fraud and hacking, the relentlessness of hackers means no system is yet absolutely secure. Due to our limited financial resources, any substantial computer crime and particularly an electronic embezzlement, would adversely affect our ability to continue as a going concern.

INTERNAL PROCESSING ERRORS COULD RESULT IF WE FAIL TO APPROPRIATELY DEDUCT TRANSACTIONS FROM CUSTOMER ACCOUNTS.

In the event of a system failure that goes undetected for a substantial period of time, we could allow transactions on blocked accounts, false authorizations, fail to deduct charges from accounts or fail to detect systematic fraud or abuse. Errors or failures of this nature could immediately adversely impact us, our credibility and our financial standing.

A CHANGE IN LICENSING LAWS COULD IMPAIR OUR ABILITY TO MOVE MONEY OVER BANKING NETWORKS.

We are dependent upon the use of electronic banking networks owned by major financial services institutions and major banks to load money on the cards and record deductions against cardholders' accounts. If we lose access to such networks by virtue of contract issues or changes in the laws or regulations governing their use, we could render our products useless.

REQUIREMENTS TO MAINTAIN HIGHER RESERVE ACCOUNTS COULD IMPAIR OUR GROWTH AND PROFITABILITY.

We are required to maintain reserve deposit accounts with the financial institutions serving the cardholders. If we are required to deposit higher than normal reserves with the financial institutions, it could have a material impact on our cash available for operations and impede our expansion of business.

IF WE WERE TO LOSE OUR THIRD PARTY PROCESSOR LICENSE FROM MASTERCARD OR VISA, THE LOSS WOULD SUBSTANTIALLY INTERFERE WITH OUR ABILITY TO TRANSACT BUSINESS.

We obtain our access to the network of financial institutions and linked ATM's and point of sale systems through an arrangement among banks and MasterCard and Visa, as a third party provider. Our MasterCard and Visa relationship allow us to come with a package of other networks such as Star(TM) and Plus(TM) and Interlink(TM) and Cirrus(TM) and similar networks. If we lose our third party provider licenses with both MasterCard and Visa, we would be forced to separately negotiate access to each of the individual networks. Any down time associated with the loss of access in the networks could render our systems and cards as issued useless. Even if we were then able to negotiate third party processor agreements with the individual networks, we might not be able to do so in time to preserve our business name and customer relationships. Thus, the loss of third party processor relationships with both Visa and MasterCard could put us out of business.

IF MASTERCARD OR VISA CHANGES THEIR REQUIREMENTS OR STOPS ISSUING DEBIT CARDS, THE LOSS WOULD SUBSTANTIALLY INTERFERE WITH OUR MARKETING STRATEGY AND US TO ISSUE ONLY NON-HOLOGRHAM PRODUCTS.

Customers readily accept the Visa and MasterCard brands on debit cards. If we would lose our ability to issue cards under the Visa and MasterCard brands, we would lose substantial market acceptance for its products.

CERTAIN DELAYS COULD CAUSE LOSS OF BUSINESS OPPORTUNITIES AND INHIBIT OUR GROWTH

Delays in the development of our programs or business plans could cause loss of opportunities. These delays could be in areas such as:

         o    Deployment of the our technology
         o    Obtaining POPs
         o    POPs becoming active
         o    Interfacing with technology at the POPs
         o    Adoption of technology
         o    Revenue due to cards being activated
         o    Revenue due to cards being used
         o    Revenue due to training at distribution level
         o    Revenue due to training at POPs level
         o    Revenue due to bank processer approvals for card programs


The delays could cause occurrences such as delays in launching card programs which could cause us to burn more cash, increase our need for outsourcing or costs of licensing technology, render the cards unusable causing us to refund customers' money and cause the card products to be returned to the distributor. The delays may also impact our cash flow and profitability and cause us to lose its bank sponsorship which may lead to us losing our ability to load cash onto cards and reduce the features of the cards. Delays due to interfacing with technology at the POPs, delays in distribution down line deployment of inventory into POPs, delays in revenue due to cards being used or delays in revenue due to training at the POPs level could cause extended terms to be granted to distribution. Delays in distribution down line deployment of inventory into POPs could also delay the sale, activation and use of the cards as could delays due to adoption of technology, delays in generating revenue due to training at the distribution level or delays in revenue due to training at the POPs level. Delays in revenue due to bank approvals of programs or changes in card programs could cause our cards to become unuseable and result in litigation.

PROVIDING CREDIT TO THE WRONG DISTRIBUTORS COULD HARM OUR TELECOM BUSINESS AND INHIBIT ITS GROWTH

If we provide credit to the wrong distributors it could have a material adverse effect on our telecom business, financial condition and results of operations. We electronically transfer credit in advance onto our prepaid phone cards which we sell to our distributors. If the distributor does not pay us as agreed, it could harm our telecom business. In addition, if we are unable to protect or consumers perceive we are unable to protect, the security and privacy of our electronic transactions, our growth in the telecom market could be materially adversely affected. Providing credit to the wrong distributors may:

         o    cause us embarrassing and damaging disclosure obligations;
         o    cause our customers to lose confidence in our services;
         o    deter consumers from using our services;
         o    harm our reputation;
         o    expose us to risk of fraud;
         o    expose us to liability; and
         o    increase our expenses from potential remediation costs.

HAVING INSUFFICIENT BANDWIDTH, PROBLEMS ON OUR TELECOM EQUIPMENT OR CARRIERS BEING DOWN COULD IMPAIR OUR ABILITY TO EFFECTIVELY HOST OUR TELECOM NETWORKS

We require sufficient bandwidth as well as operating equipment and carriers to host our telecom networks. Insufficient bandwidths, problems with our telecom equipment or carriers could impair our ability to effectively host our telecom networks which could have a material adverse effect on our business, financial condition and results of operations.

                        RISKS RELATED TO OUR COMMON STOCK
                        ---------------------------------

WE RECENTLY SOLD AN ADDITIONAL 12,362,500 SHARES OF OUR COMMON STOCK WHICH WE ARE OBLIGATED TO REGISTER IMMEDIATELY.

We recently completed the sale of 12,362,500 shares of our common stock and warrants to purchase an additional 12,362,500 shares of our common stock for $0.60 per share. We are contractually obligated to immediately attempt to register all 12,362,500 shares plus all 12,362,500 shares underlying the warrants. We intend to file a registration statement concerning all 24,725,000 shares within 15 days of the effective date of this Registration Statement. We do not know how the market for our shares will be affected by the addition of 24,725,000 free trading shares; however, we presume that such additional shares will have the effect of increasing the supply of our shares and thus reducing the market price of our shares. The terms of the offering and sale of our shares are discussed in our amended 10-KSB and in our 10-QSB for the quarter ended June 30, 2005.

INVESTORS IN OUR COMMON STOCK COULD EXPERIENCE SUBSTANTIAL DILUTION UPON EXERCISE OF OUR OUTSTANDING OPTIONS.


We currently have outstanding options to purchase 12,576,667 shares of our common stock, of which 7,986,668 were vested as of September 30, 2005, and the balance of which will vest over the next 24 months. These options are held by our directors, management, financial consultants and employees. Exercise of all of these options would result in the issuance of common stock which would represent approximately 15% of the shares now outstanding.


OUR SHARES CONTINUE TO BE DESIGNATED AS PENNY STOCK.

Our shares are presently designated as "penny stock" and thus may be more illiquid than shares traded on a major exchange. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Securities Exchange Act of 1934) which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities will be subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of purchasers in this offering to sell their stock in any secondary market.

OUR BOARD OF DIRECTORS CAN, WITHOUT STOCKHOLDER APPROVAL, CAUSE PREFERRED STOCK TO BE ISSUED ON TERMS THAT ADVERSELY AFFECT COMMON STOCKHOLDERS.

Under our articles of incorporation, our board of directors is authorized to issue up to 25,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this prospectus, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. Our board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by the board of directors could include voting rights, or even super voting rights, which could shift the ability to control our company to the holders of the preferred stock. Preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the corporation, which means that the holders of preferred shares would be entitled to receive the net assets of the corporation distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any shares of preferred stock, but this could change at any time in the future.

OUR QUARTERLY REVENUES, OPERATING RESULTS AND PROFITABILITY WILL VARY FROM QUARTER TO QUARTER, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

Our quarterly revenues and operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the sale of our products, including:

         o    the timing of our sales transactions;
         o    unpredictable sales cycles;
         o the timing of introduction and market acceptance of new products or product enhancements by us or our
         o    competitors; changes in our operating expenses;
         o    product quality problems; and
         o personnel changes and fluctuations in economic and financial market conditions.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of investors, analysts or our announced guidance, if any. In any such case, the price of our common stock could be materially adversely affected.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, DIVIDENDS AND THEREFORE, UNLESS OUR COMMON STOCK APPRECIATES IN VALUE, OUR INVESTORS MAY NOT BENEFIT FROM HOLDING OUR COMMON STOCK.

We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the price paid for the stock by these investors.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                -------------------------------------------------

Some of the statements under the "Prospectus Summary," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS.

We are registering 7,125,000 shares for sale by the selling shareholders. We will receive no proceeds from the sale of the selling stockholder's shares.

                        DETERMINATION OF OFFERING PRICE.

The selling stockholders will sell at a price based on the prevailing market prices or privately negotiated prices quoted on the Over the Counter ("OTC") Bulletin Board. The price will be determined at the time of sale by the Selling Shareholders based upon the price bid by prospective purchasers of the shares in the open market or by prices arbitrarily set by the Selling Shareholders, which are met by buyers.

                               Market Information
                               ------------------

Our shares are currently trading on the OTC Bulletin Board under the stock symbol MBEU.OB. Formerly our shares traded under the symbol AGBM, then a development stage company that our management believes never conducted operations, from May 16, 2002 through March 22, 2004, and then PAEY, an energy exploration company that our management believes never conducted actual operations, from March 23, 2004, until we began trading as MBEU on August 9, 2004 as a result of the merger between Pan American and Morgan Beaumont. The high and the low prices for our shares under our current operations for each quarter that we have been operating Morgan Beaumont as a public company are set forth below:

FISCAL QUARTER ENDED                                   HIGH          LOW
--------------------                                   ----          ---

August 31, 2004                                       $0.52         $0.42
September 30, 2004                                    $0.44         $0.34
December 31, 2004                                     $0.83         $0.11
March 31, 2005                                        $1.76         $0.94
June 30, 2005                                         $1.10         $0.46

The source of the high and low bid price information is the OTC Bulletin Board. The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. Our shares are also currently trading on the Berlin Bremen and Frankfurt Stock Exchanges. However, the trading on these markets was involuntary and not authorized by us. We are not aware of trading information, including any private transactions, for Morgan Beaumont, the card company, prior to the listing on the OTC.


                                    DILUTION.

We are registering 7,125,000 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholder's shares and we are not issuing any new shares as part of this offering. Consequently, the sale by the selling stockholders of their shares will not result in any dilution in the purchase price of the stock compared to the net tangible book value per share immediately after the purchase.


                              SELLING STOCKHOLDERS.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below.


This prospectus relates to the offer and sale of 7,125,000 shares of our common stock by the selling stockholders identified below. Except as noted below, none of the selling stockholders is, nor has been during the last three years, affiliates of ours or had a material relationship with us or our predecessor or our affiliates. The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders. The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders:


                                   NUMBER OF SHARES        SHARES OF COMMON         SHARES OF COMMON
                                      OF COMMON              STOCK TO BE              STOCK TO BE
                                     STOCK BEING          BENEFICIALLY OWNED       BENEFICIALLY OWNED
                                       OFFERED              BEFORE OFFERING         AFTER OFFERING (6)
                                      ---------          ---------------------     -------------------
NAME OF SELLING SHAREHOLDER (1)         NUMBER             NUMBER   PERCENTAGE     NUMBER   PERCENTAGE
-------------------------------       ---------          ---------  ----------     ------   ----------
Peter A. Massaniso (2)                  375,000          1,250,000     2.6%             0       *

Ponte Vedra Partners (2)                375,000          1,250,000     2.6%             0       *

Pinnacle Asset Management (2)           250,000          1,250,000     2.6%             0       *

Massaniso & Company, Inc. (2)           250,000          1,250,000     2.6%             0       *

London Family Trust                   3,000,000          3,000,000     6.4%             0       *

RB & AJ Associated Holdings,
   Inc.                                 500,000            550,000     1.2%             0       *

John S. Lemak (3)                       500,000          1,750,000     3.7%             0       *
Sandor Capital Master Fund,
L.P.(3)                               1,250,000          1,750,000     3.7%             0       *

Ron R. Goldie                           250,000            250,000        *             0       *

Boyd Family Trust, II (4)               250,000            250,000        *             0       *

Alan Stevens (5)                        125,000            458,058        *       360,058       *

---------

* Less than one percent.

(1) Assumes all shares offered are sold

(2) Under common management, ownership or control with others so identified

(3) Under common management, ownership or control with others so identified

(4) Patrick Boyd, our legal counsel is a beneficiary of the Trust and his father an associate of our legal counsel is the Trustee of this Trust. This trust paid cash for its shares. Patrick Boyd has a pre-existing business relationship with our CEO and Chairman Cliff Wildes and Patrick has acted as counsel for other companies with which Cliff Wildes has been involved. The trust has waived its rights to any penalties or payments based upon a delay in the registration of our shares.

(5) Alan Stevens was an original investor in Morgan Beaumont before we merged into a public company. Dr. Stevens has a pre-existing business relationship with Cliff Wildes, our CEO and Chairman.

(6) Assumes sale of all of the shares registered by us in this prospectus.


                              PLAN OF DISTRIBUTION.

This prospectus covers 7,125,000 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will sell at a price per share based on the prevailing market prices or privately negotiated prices quoted on the Over The Counter Bulletin.

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
         o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o an over-the-counter or exchange distribution in accordance with the rules of the applicable exchange;
         o    in privately negotiated transactions;
         o    in options transactions;
         o settlement of short sales entered into after the date of this prospectus;
         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
         o    a combination of any such methods of sale;
         o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
         o    any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any selling shareholder who is an affiliates of a broker-dealer may also be deemed an underwriter if the seller did not purchase the shares in the ordinary course of business or at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. To our reasonable knowledge none of the selling shareholders in this Prospectus is either a broker-dealer or affiliated with a broker-dealer.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to keep the registration statement of which this prospectus constitutes a part, effective until the earlier of:

         o such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

         o such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                           DESCRIPTION OF SECURITIES.

The shares registered pursuant to the registration statement, of which this prospectus is a part, are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of our common stock.


We are authorized to issue up to 170,000,000 shares of $.001 par value common stock of which 60,382,517 shares are outstanding and 25,000,000 shares of $.001 par value per share blank check preferred stock (none of which are issued). We also have outstanding options to purchase 12,576,667 shares of common stock at a weighted average exercise price of $0.36 per share, of which 7,986,668 are exercisable immediately at a weighted average exercise price of $0.306 per share. The balance of the options vests over the next two years. We have also issued warrants to purchase 12,362,500 shares of our common stock for $0.60 per share pursuant to our June 2005 private placement, which warrants are exercisable in whole or in part immediately. The terms of the warrants and our recent offering are more particularly described in the annual and quarterly and special reports included with this prospectus.


The holders of common stock, including the shares offered hereby, are entitled to the following:

         o equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore.

The holders of our shares registered in this offering have the following rights:

         o pre-emptive rights to subscribe for sales of our securities within one year;

         o in the event we offer debt or equity securities in the twelve (12) month period following the Closing Date, Selling Shareholders shall have the right to participate in such offering on the same terms and conditions; provided however, that such participation may be limited or superceded by any investor group, underwriter or placement agent directing in excess of $3,000,000 to us;

         o price-based anti-dilution provisions which allow for an adjustment to the price they paid for their shares if we sell shares for less than $0.20 per share within six months year of the effective date of this Registration Statement; and

         o No other pre-emptive rights or anti-dilutive rights exist with respect to our outstanding securities. Upon liquidation, dissolution or winding up of us, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to our board of directors.

                               REGISTRATION RIGHTS
                               -------------------

As part of our issuance of common stock in our recent private placement of 7,125,000 shares, we agreed to register all of the shares at our expense. If we do not have an effective registration statement related to the shares within 120 days of filing this registration statement, we are required to pay the investors a cash penalty of 1.5% of their invested amount for the first month and 1.5% of the amount for each successive month until the registration statement becomes effective.

There are no restrictions in our Articles of Incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, prohibits us from declaring dividends where, after giving effect to the distribution of the dividend if:

          A. We would not be able to pay our debts as they become due in the usual course of business; or

          B. Our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared nor paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Our current policy is to retain any earnings in order to finance the expansion of its operations. Our board of directors will determine future declaration and payment of dividends, if any, in light of the then-current conditions they deem relevant and in accordance with the Nevada Revised Statutes.


                                  LEGAL MATTERS
                                  -------------

The validity of the shares offered under this prospectus is being passed upon for us by Boyd & Chang, LLP, Irvine, California.

                                     EXPERTS
                                     -------

Our financial statements as of and for the periods ended September 30, 2004 and December 31, 2003 included or referred to in this prospectus have been audited by Kingery & Crouse, P.A. independent registered public accountants, and are included in this prospectus in reliance on this t firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION
                       -----------------------------------

We filed reports, proxy statements and other documents with the SEC. You may read and copy any document in our file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus about us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site. We will also upon request provide to each person, including beneficial owners, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. This information will be provided upon written or oral request made to us, we will provide this information at no cost to the requester.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate" into this prospectus information that it files with the SEC in other documents. This means we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

The following documents filed by us with the SEC are incorporated herein by reference:


         o Our annual report on Form 10-KSB as of and for the period ended September 30, 2004, as filed with the SEC on December 29, 2004 and as amended on Form 10KSB/A filed with the SEC on June 7, 2005 and as further amended on Form 10-KSB/A2 as filed with the SEC on September 12, 2005 and as further amended on Form 10-KSB/A3 as filed with the SEC on October 18, 2005.

         o Our quarterly reports on Form 10-QSB for the quarter ended December 31, 2004, as filed with the SEC on February 8, 2005, for the quarter ended March 31, 2005, as filed with the SEC on May 10, 2005, and for the quarter ended June 30, 2005 as filed with the SEC on August 15, 2005 and as further amended on Form 10-QSB/A as filed with the SEC on August 31, 2005.


         o Our Form 14C filed on July 6, 2004 and our reports filed on Form 8-K on September 1, 2004, October 4, 2004, October 12 2004, October 27, 2004, December 7, 2004, January 27, 2005, January 28, 2005, January 31, 2005, February 1, 2005, February 14, 2005, April 27, 2005 May 3, 2005 and May 20, 2005.

         o All other reports we filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the date of our latest annual report on Form 10-KSB and quarterly report on Form 10-QSB.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS
                    ----------------------------------------


This prospectus is accompanied by our most recent Annual Report on Form 10-KSB (which is for our Annual Report for the fiscal year ended September 30, 2004) as amended on Form 10KSB/A2 filed on September 9, 2005 and as amended on Form 10-KSB/A3 filed on October 18, 2005 and our most recent three quarterly reports on Form 10-QSB (which are for quarters ended December 31, 2004 and March 31, 2005 and June 30, 2005).


Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by telephone or by writing to:

Morgan Beaumont, Inc., 3015 31st Street East, Bradenton, Florida 34203,
Attention: Cliff Wildes, Chief Executive Officer; telephone: (941) 753-2875.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              MORGAN BEAUMONT, INC.
                              A Nevada Corporation


                                7,125,000 Shares


                                  Common Stock


                              --------------------
                                   PROSPECTUS
                               -------------------


                              MORGAN BEAUMONT, INC.


                              6015 31st Street East
                               Bradenton, FL 34203
                            Telephone (949) 753-2875



                                October 20, 2005


Until December 20, 2005, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

     Securities and Exchange Commission - Registration Fee          $    902
     Printing and Engraving Expenses                                $  3,000
     Edgarizing Fees                                                $  2,500
     Accounting Fees and Expenses                                   $  7,500
     Legal Fees and Expenses                                        $ 15,000
                                                                    --------
          Total                                                     $ 28,902
                                                                    ========

None of the expenses of the offering will be paid by the selling stockholders.

                 INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS.

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Article VI of our bylaws provides that the corporation shall indemnify its directors, officers, and agents to the full extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    EXHIBITS.
                                    ---------

Exhibits included or incorporated by reference herein are set forth in the
Exhibit Index, and are filed as part of this Registration Statement on Form S-2.

                                  UNDERTAKINGS.
                                  -------------

The undersigned hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                       (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                       (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                       (iii) Include any material or changed information with respect to the plan of distribution.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sarasota, Florida, on or as of October 20, 2005.


                                    Morgan Beaumont, Inc.


                                    By:  /s/ Clifford Wildes
                                    Clifford Wildes,
                                    Chief Executive Officer and
                                    Treasurer (Principal Executive Officer)


                                    By: /s/ Theodore Misiewicz
                                    Theodore Misiewicz, Chief Financial Officer
                                    (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


NAME                                  TITLE                   DATE

/s/ Benjamin J. Bond                 Director            October 20, 2005
--------------------------
Benjamin J. Bond

/s/ Mark Brewer                      Director            October 20, 2005
--------------------------
Mark Brewer

/s/ Erik Jensen                      Director            October 20, 2005
--------------------------
Erik Jensen

/s/ Joseph Hudgins                   Director            October 20, 2005
--------------------------
Joseph Hudgins

/s/ Ted Misiewicz                    Director            October 20, 2005
--------------------------
Ted Misiewicz

/s/ Virgil Sandifer                  Director            October 20, 2005
--------------------------
Virgil "Brother" Sandifer

/s/ Clifford Wildes                  Director            October 20, 2005
--------------------------
Clifford Wildes

                        SIGNATURES AND POWER OF ATTORNEY


      We, the undersigned officers and directors of Morgan Beaumont, Inc., hereby severally constitute and appoint Cliff Wildes, Theodore Misiewicz and Erik Jensen, and each of them acting singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Morgan Beaumont, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                 SIGNATURE                                         TITLE                             DATE
                 ---------                                         -----                             ----

/s/ Cliff Wildes                                   Chief Executive Officer and Director        October 20, 2005
----------------------------------------------     (Principal Executive Officer)
                CLIFF WILDES

/s/ Theodore Misiewicz                             Chief Financial Officer (Principal          October 20, 2005
----------------------------------------------     Financial and Accounting Officer) and
              THEODORE MISIEWICZ                   Secretary

/s/ Benjamin J. Bond                               Director                                    October 20, 2005
----------------------------------------------
               BENJAMIN J. BOND

/s/ Mark Brewer                                    Director                                    October 20, 2005
----------------------------------------------
                 MARK BREWER

/s/ Joseph Hudgins                                 Director                                    October 20, 2005
----------------------------------------------
               JOSEPH HUDGINS

/s/ Erik Jensen                                    Director                                    October 20, 2005
----------------------------------------------
                ERIK JENSEN

/s/ Virgil Brother Sandifer                        Director                                    October 20, 2005
----------------------------------------------
           VIRGIL "BROTHER" SANDIFER

                                       34



  EXHIBITS INDEX
  --------------

     Exhibit
     -------
     No.      Description of Exhibit                                            Location
     ---      ----------------------                                            --------

     3.1      Articles of Incorporation                                         (1)
     3.2      Current Bylaws                                                    (2)
     3.3      Form of Common Stock Certificate                                  (3)

     5.1      Opinion re Legality of Shares                                     (4)

     8.1      Employment Agreement with Clifford Wildes                         (5)
     8.2      Employment Agreement with Kenneth Craig                           (6)
     8.3      Employment Agreement with Erik Jensen                             (7)
     8.4      Employment Agreement with James Smith III                         (8)
     8.5      Consulting Agreement with Cascade Partners                        (9)
     8.6      Employment Agreement with Larry Jamieson                          (10)
     8.7      Employment Agreement with Angie Gerena                            (11)
     8.8      Employment Agreement with Jason Morlon                            (12)
     8.9      Employment Agreement with Rosie Craig                             (13)
     8.10     Employment Agreement with Michael Rejbeni                         (14)
     8.11     Employment Agreement with Juan Farias                             (15)
     8.12     Employment Agreement with Rod Braido                              (16)
     8.13     Employment Agreement with Theodore Misiewicz                      (17)

     9.1      Amendment to Distribution Agreement with Secure
              Cash Network, Inc.                                                (18)
     9.2      Agreement with Urban Networks, Inc.                               (19)
     9.3      Agreement with Radiant/ IPrepay, Inc.                             (20)
     9.4      Agreement with Advantage Financial Services                       (21)
     9.5      Agreement with Blackstone POS, Inc.                               (22)
     9.6      Agreement with eChex/ Acosta                                      (23)
     9.7      BIN Sponsor Agreement with First Gulf Bank                        (24)
     9.8      Service Agreement with WildCard                                   (25)
     9.9      Card Program Agreement with MetaBank                              (26)

     10.1     Modified Promissory Note                                          (27)
     10.2     Partial Rescission and Modification Agreement                     (28)
     10.3     Stock Pledge                                                      (29)

     11.1     Securities Purchase Agreement dated November 30, 2004             (30)
     11.2     Registration Rights Agreement dated November 30, 2004             (31)
     11.3     Escrow Agreement dated November 20, 2004                          (32)

     12.1     Consulting Agreement with Scott Christie                          (33)
     12.2     Consulting Agreement with Cascade Partners                        (34)
     12.3     Consulting Agreement with James Christiansen                      (35)
     12.4     Consulting Ageement with Gary Glassman                            (36)
     12.5     Consulting Ageement with DRG&E                                    (37)

     13.1     Funding Agreement by investor group and signed by Paul            (38)
                    Marshall on April 30, 2004
     13.2     Promissory Note made by Paul Marshall on April 30, 2004           (39)


                                       35


     13.3     Distribution Agreement with eChex                                 (40)
     13.4     Broker-Client Agreement by and between eChex and Acosta           (41)
     13.5     Loan and Security Agreement with eChex                            (42)
     13.6     Secured Promissory Note with eChex                                (43)
     13.7     Stock Pledge Agreement with eChex                                 (44)
     13.8     General Continuing Personal Guaranties of Founders                (45)
     13.9     Addendum to Broker-Client Agreement with eChex and Acosta         (46)
     13.10    Accord, Mutual Release and Non-Disparagement Agreement            (47)

     14.1     Ted Miciewicz Employment Agreement                                (48)
     14.2     Stored Value Card Account Servicing Agreement with Cardholder
              Management Services, LLC                                          (49)
     14.3     Settlement of lawsuit with FSI and Transcend                      (50)
     14.4     Merrick Bank Agreement                                            (51)
     14.5     IPP (In Person Payment contract)                                  (52)
     14.6     IPrepay Distribution Agreement                                    (53)
     14.7     Transaction Management contract                                   (54)
     14.8     Asset Purchase Agreement with MTEL                                (55)
     14.9     Pillsbury Winthrop Engagement Agreement                           (56)
     14.10    Bentley Commerce Contract                                         (57)
     14.11    MTEL Distribution Agreement                                       (58)
     14.12    SCN Secured Card Network contract                                 (59)
     14.13    Urban Networks agreement                                          (60)

     19.1     Definitive Information with Schedule 14C                          (61)

     23.1     Consent of Independent Registered Public Accounting Firm          (62)

     23.2     Consent of Attorney                                               (63)

     _______________

(1) Incorporated herein by reference to Exhibit 3.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(2) Incorporated herein by reference to Exhibit 3.2 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(3) Incorporated herein by reference to Exhibit 4.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(4)      Attached to this report as Exhibit 5.1.
(5) Incorporated herein by reference to Exhibit 9.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(6) Incorporated herein by reference to Exhibit 9.2 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(7) Incorporated herein by reference to Exhibit 9.3 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(8) Incorporated herein by reference to Exhibit 9.4 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(9) Incorporated herein by reference to Exhibit 9.5 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(10) Incorporated herein by reference to Exhibit 5.2.1 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(11) Incorporated herein by reference to Exhibit 5.2.2 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(12) Incorporated herein by reference to Exhibit 5.2.3 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(13) Incorporated herein by reference to Exhibit 5.2.4 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(14) Incorporated herein by reference to Exhibit 5.2.5 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(15) Incorporated herein by reference to Exhibit 5.2.6 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(16) Incorporated herein by reference to Exhibit 5.2.7 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(17) Incorporated herein by reference to Exhibit 5.2.8 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(18) Incorporated herein by reference to Exhibit 5.1.1 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(19) Incorporated herein by reference to Exhibit 5.1.2 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(20) Incorporated herein by reference to Exhibit 5.1.3 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(21) Incorporated herein by reference to Exhibit 5.1.4 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(22) Incorporated herein by reference to Exhibit 5.1.5 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(23) Incorporated herein by reference to Exhibit 5.1.6 to our Form 8-K filed with the Securities and Exchange Commission on January 27, 2005 (File No. 0-33389).
(24) Incorporated herein by reference to Exhibit 5.4 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(25) Incorporated herein by reference to Exhibit 5.5 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).

(26) Incorporated herein by reference to Exhibit 5.6 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(27) Incorporated herein by reference to Exhibit 1.1.1 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(28) Incorporated herein by reference to Exhibit 1.1.2 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(29) Incorporated herein by reference to Exhibit 1.1.3 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(30) Incorporated herein by reference to Exhibit 4.1 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(31) Incorporated herein by reference to Exhibit 4.3 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(32) Incorporated herein by reference to Exhibit 4.4 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(33) Incorporated herein by reference to Exhibit 8.1.1 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(34) Incorporated herein by reference to Exhibit 8.1.2 to our Form 8-K filed with the Securities and Exchange Commission on December 12, 2004 (File No. 0-30872).
(35) Incorporated herein by reference to Exhibit 5.1 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(36) Incorporated herein by reference to Exhibit 5.2 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(37) Incorporated herein by reference to Exhibit 5.3 to our Form 10-QSB filed with the Securities and Exchange Commission on May 9, 2005 (File No. 0-33389).
(38) Incorporated herein by reference to Exhibit 1.1.1 to our Form 8-K filed with the Securities and Exchange Commission on December 4, 2004 (File No. 0-30872).
(39) Incorporated herein by reference to Exhibit 1.1.2 to our Form 8-K filed with the Securities and Exchange Commission on December 4, 2004 (File No. 0-30872).
(40) Incorporated herein by reference to Exhibit 8.1.1. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(41) Incorporated herein by reference to Exhibit 8.1.2. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(42) Incorporated herein by reference to Exhibit 8.2.1. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(43) Incorporated herein by reference to Exhibit 8.2.2. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(44) Incorporated herein by reference to Exhibit 8.2.3. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(45) Incorporated herein by reference to Exhibit 8.2.4. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(46) Incorporated herein by reference to Exhibit 8.3.1. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).
(47) Incorporated herein by reference to Exhibit 8.3.2. to our Form 8-K filed with the Securities and Exchange Commission on April 27, 2005 (File No. 0-33389).

(48) Incorporated herein by reference to Exhibit 14.1 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(49) Incorporated herein by reference to Exhibit 14.2 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).

(50) Incorporated herein by reference to Exhibit 14.3 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(51) Incorporated herein by reference to Exhibit 14.4 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(52) Incorporated herein by reference to Exhibit 14.5 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(53) Incorporated herein by reference to Exhibit 14.6 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(54) Incorporated herein by reference to Exhibit 14.7 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(55) Incorporated herein by reference to Exhibit 14.8 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(56) Incorporated herein by reference to Exhibit 14.9 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(57) Incorporated herein by reference to Exhibit 14.10 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(58) Incorporated herein by reference to Exhibit 14.11 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(59) Incorporated herein by reference to Exhibit 14.12 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).
(60) Incorporated herein by reference to Exhibit 14.13 to our Form S-2 filed with the Securities and Exchange Commission on February 14, 2005 (File No. 333-122781).

(61) Incorporated herein by reference to Exhibit 19.1 to our Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2004 (File No. 0-30872).
(62)     Attached to this report as Exhibit 23.1.
(63)     Attached to this report as Exhibit 23.2.

                                   EXHIBIT 5.1

                          OPINION RE LEGALITY OF SHARES

                             L A W O F F I C E S OF
                                BOYD & CHANG, LLP
                           NEWPORT GATEWAY - TOWER II
                            19900 MACARTHUR BOULEVARD
                                    SUITE 660
                            IRVINE, CALIFORNIA 92612
                            TELEPHONE: (949) 851-9800
                            FACSIMILE: (949) 851-0159
                              www.boydandchang.com

                                October 20, 2005



Morgan Beaumont, Inc.
6015 31st Street East
Bradenton, Florida 34203

Ladies and Gentlemen:

         We have assisted in the preparation and filing of a Registration Statement on Form S-2 (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, relating to the registration of an aggregate of 7,250,000 shares of common stock, $.001 par value per share (the "Common Stock"), of Morgan Beaumont, Inc., a Nevada corporation (the Company"). Of the 7,250,000 shares of Common Stock to be sold pursuant to the Registration Statement (the "Shares"), all the shares (the "Selling Stockholder Shares") are to be sold by certain stockholders of the Company (the "Selling Stockholders"). The Shares are to be sold from time to time in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time, at prices related to such prevailing market prices or at negotiated prices.

         Your insightful discussion and theory is worth commending and very well drawn out. Im from a family with traditional Christian beliefs, but came to nearly the same conclusions as you at nearly the same time as you, when I was attending college. The amazing thing about this is that Yamaha and I came to the same conclusion based off the same facts and evidence presented throughout time.

         We have examined signed copies of the Registration Statement and all exhibits thereto, all as filed with the Commission. We have also examined and relied upon the original or copies of minutes of meetings of the stockholders and Board of Directors of the Company, stock record books of the Company, a copy of the By-laws of the Company, as amended, and a copy of the Certificate of Incorporation of the Company, as amended.

         We acknowledge that the appropriate action will be taken, prior to the offer and sale of the Shares, to register and qualify the Shares for sale under all applicable state "Blue Sky" and securities laws.

         In our examination of the foregoing documents, we have assumed the genuineness of all signatures and authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

         Based upon the foregoing, we are of the opinion that:

         1. The Company is a duly organized and validly existing corporation under the laws of the State of Nevada, with corporate powers adequate for the conduct of its business as described in the Registration Statement and the Prospectus constituting a part thereof.

         2. The Shares of the Selling Stockholder have been duly authorized and validly issued and are fully paid and non-assessable.

         We hereby consent to the filing of this opinion as part of the Registration Statement and to the use of our name therein and in the related Prospectus under the caption "Legal Matters."

         It is understood that this opinion is to be used only in connection with the offer and sale of the Shares while the Registration Statement is in effect.

                                                   Very truly yours,

                                                   /s/ Boyd & Chang, LLP

                                                   BOYD & CHANG, LLP

                                  EXHIBIT 23.1

[KINGERY & CROUSE PA LETTERHEAD]

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Morgan Beaumont, Inc.
2280 Trailmate Drive, Suite 101
Sarasota, FL  34234

Gentlemen:

As independent public accountants, we hereby consent to the incorporation by reference in this Registration Statement on Form S-2/A, Amendment No. 4, of our report dated November 26, 2004 included in the Annual Report on Form 10-KSB/A3 of Morgan Beaumont, Inc. as of and for the nine months ended September 30, 2004, the year ended December 31, 2003 and the period July 10, 2000 to September 30, 2004.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Kingery & Crouse, P.A.

Kingery & Crouse, P.A.

October 20, 2005








--------------------------------------------------------------------------------
           2801 WEST BUSCH BOULEVARD, SUITE 200, TAMPA, FLORIDA 33618
           PHONE: 813.874.1280 | FAX: 813.874.1292 | WWW.TAMPACPA.COM
--------------------------------------------------------------------------------

                                  EXHIBIT 23.2

                               CONSENT OF ATTORNEY

                             L A W   O F F I C E S   OF
                                BOYD & CHANG, LLP
                           NEWPORT GATEWAY - TOWER II
                            19900 MACARTHUR BOULEVARD
                                    SUITE 660
                            IRVINE, CALIFORNIA 92612
                            TELEPHONE: (949) 851-9800
                            FACSIMILE: (949) 851-0159
                              www.boydandchang.com



The Board of Directors of

Morgan Beaumont, Inc.:

We consent to the use of our opinion included herein and to the reference to our firm under the heading "Experts" in the prospectus.


/s/ Boyd & Chang, LLP
----------------------------
Boyd & Chang, LLP
Irvine, California
October 20, 2005